FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2004

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

Form 40-F

 X

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Development

Date:

August 10, 2004

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:SWG-T

Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding – Opening Balance*	42,146,174
ADD:	Stock Options Exercised	300,000
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants
Private Placement
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	42,446,174

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Pre-Plan
	Stock Options Outstanding — Opening Balance				500,000
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
Jul. 7/04	George H. Plewes	Aug.9/94	2.50	250,000

			SUBTOTAL	(250,000)

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding – Pre Plan — Closing Balance	250,000

C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				2,703,000
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
Jul. 7/04	Thomas W. Beattie	Sep.20/02	$1.455	50,000

			SUBTOTAL	(50,000)

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding – Post Plan — Closing Balance	2,653,000
Stock Option Outstanding – Closing Balance – Grand Total	2,903,000

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			3,282,000
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Exercised (SUBTRACT)			(300,000)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			2,982,000

	RESERVED BUT NOT YET GRANTED (AS PER COMPANY)
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			579,000
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Granted (SUBTRACT)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			579,000

All information reported in this Form is for the month of July 2004

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Susy Horna
PHONE / EMAIL	(604) 669 2525 - susyh@swgold.com
DATE	Aug. 9, 2004

EXPLORATION UPDATE

ANTAY PORPHYRY COPPER PROJECT, PERU

July 5, 2004

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce that ongoing surface exploration at the Antay Porphyry Copper Project has resulted in expanding the area extent of the Sayta Porphyry located in the northern portion of the Company’s 100%-owned 50,000-hectare property.  To date, five areas of porphyry copper mineralization have been discovered within erosional windows and structurally uplifted areas in an extensive cover of young post-mineralization volcanics.  The largest area of porphyry mineralization occurs in the Sayta area with surface dimensions of 1,000 metres by 600 metres.

Over 350 surface rock chip channel samples have been collected and four types of mineralization have been observed: mineralized quartzite breccias, hydrothermal breccias, porphyry stockworks with leached cap and porphyry stockworks with copper sulphides.  Higher-grade copper (+1%) is associated with areas containing pervasive copper oxide material and stockwork porphyry containing chalcopyrite and bornite.  At Sayta, stockwork mineralization has been observed over a 400 metre vertical extent and samples containing +1% copper are present within the large portion of the exposed porphyry.

A summary of rock chip channel sample results at Sayta are listed below.  Maps showing sample locations and results can be viewed on the Company’s website at www.swgold.com.

Mineralization Type	Number of Samples	Assay Results (Range)
		Copper (%)	Molybdenum (%)	Gold (g/t)

Hydrothermal Breccias	29	<0.05 – 3.27	<0.01 – 0.04	<0.01 – 1.36
Stockwork Porphyry (leached cap)	96	<0.05 – 0.71	<0.01 – 0.07	<0.01 – 1.96
Stockwork Porphyry (sulphides of chalcopyrite, pyrite, bornite)	142	<0.05 – 2.98	<0.01 – 0.17	<0.01 – 1.89
Quartzite Breccias (+ copper oxides)	57	<0.05 – 4.33	<0.01 – 0.04	<0.01 – 3.47

The Company is also presently conducting an Induced Polarization survey and detailed mapping of alteration to define drill targets.

Quality Control

Southwestern Resources Corp. has implemented a quality control program under the supervision of L.D.S. Winter, P.Geo., (independent qualified person) to ensure best practice in lithogeochemical sampling and analysis of the trench samples.  Samples are crushed at the ALS Chemex preparation lab in Lima, Peru to minus 80 mesh and pulverized to greater than 85% passing 200 mesh.

…more

The pulps are sent to ALS Chemex in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.  Samples are digested in an aqua regia acid digestion and are analyzed for 34 elements by ICP-AES.  Over-limit gold and silver analyses are further analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant joint ventures including the Liam Gold-Silver Project in Peru with Newmont, and the Boka Gold Project in China with Team 209.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company.  Actual results may differ materially from those currently anticipated in such statements.

For more information, please contact:

John G. Paterson, President
Daniel G. Innes, VP, Exploration
Thomas W. Beattie, VP, Corp. Dev.
Southwestern Resources Corp.
PO Box 10102, Suite 1650

701 West Georgia Street
Vancouver, BC  V7Y 1C6, Canada
Tel. (604) 669-2525 / Fax (604) 688-5175
E-mail: info@swgold.com

www.swgold.com

SOUTHWESTERN EARNS 70% INTEREST

IN THE BOKA GOLD PROJECT, CHINA

July 22, 2004

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) announced today that it has earned a 70% interest in the Boka Gold Project, China.

Southwestern has contributed in excess of US$3 million to, and earned a 70% interest in, the Sino-Foreign Cooperative Company established to hold the Boka Gold Project.  Southwestern intends to contribute a further US$1 million to the Cooperative Company within the next few months to earn a 90% interest in the Project through the Cooperative Company.  In addition, Southwestern has initiated an application to increase the Cooperative Company’s total investment from US$4 million to US$10 million.

Drilling continues on the Boka 1 South Gold Zone and assay results will be released when received.  Also, assays are pending from recently completed exploration trenching, tunneling and detailed sampling on the recently discovered Boka 7 Lower Zone.  There are five diamond drill rigs operating on the Boka Gold Project and the Company plans to add two additional drills. The exploration program is being carried out by John Zhang, General Manager of the Cooperative Company and John Paterson, President, of Southwestern (Member, AUSIMM and the qualified person for the Project).

Southwestern Resources Corp. is exploring in several countries for precious and base metals including the Boka Gold project in China and the Liam Gold-Silver Project in Peru.  The Company also has a number of other significant projects.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Thomas W. Beattie, VP, Corp. Dev.

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

July 5, 2004

ITEM 3.

PRESS RELEASE

Issued July 5, 2004 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Company announced that ongoing surface exploration at the Antay Porphyry Copper Project has resulted in expanding the area extent of the Sayta Porphyry located in the northern portion of the Company’s 100%-owned 50,000-hectare property.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact: Thomas W. Beattie, V.P., Corporate Development
Telephone: (604) 669 2525

ITEM 9.

DATE OF REPORT

DATED at Vancouver, B.C., this 6th day of July, 2004.

EXPLORATION UPDATE

ANTAY PORPHYRY COPPER PROJECT, PERU

July 5, 2004

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce that ongoing surface exploration at the Antay Porphyry Copper Project has resulted in expanding the area extent of the Sayta Porphyry located in the northern portion of the Company’s 100%-owned 50,000-hectare property.  To date, five areas of porphyry copper mineralization have been discovered within erosional windows and structurally uplifted areas in an extensive cover of young post-mineralization volcanics.  The largest area of porphyry mineralization occurs in the Sayta area with surface dimensions of 1,000 metres by 600 metres.

Over 350 surface rock chip channel samples have been collected and four types of mineralization have been observed: mineralized quartzite breccias, hydrothermal breccias, porphyry stockworks with leached cap and porphyry stockworks with copper sulphides.  Higher-grade copper (+1%) is associated with areas containing pervasive copper oxide material and stockwork porphyry containing chalcopyrite and bornite.  At Sayta, stockwork mineralization has been observed over a 400 metre vertical extent and samples containing +1% copper are present within the large portion of the exposed porphyry.

A summary of rock chip channel sample results at Sayta are listed below.  Maps showing sample locations and results can be viewed on the Company’s website at www.swgold.com.

Mineralization Type	Number of Samples	Assay Results (Range)
		Copper (%)	Molybdenum (%)	Gold (g/t)

Hydrothermal Breccias	29	<0.05 – 3.27	<0.01 – 0.04	<0.01 – 1.36
Stockwork Porphyry (leached cap)	96	<0.05 – 0.71	<0.01 – 0.07	<0.01 – 1.96
Stockwork Porphyry (sulphides of chalcopyrite, pyrite, bornite)	142	<0.05 – 2.98	<0.01 – 0.17	<0.01 – 1.89
Quartzite Breccias (+ copper oxides)	57	<0.05 – 4.33	<0.01 – 0.04	<0.01 – 3.47

The Company is also presently conducting an Induced Polarization survey and detailed mapping of alteration to define drill targets.

Quality Control

Southwestern Resources Corp. has implemented a quality control program under the supervision of L.D.S. Winter, P.Geo., (independent qualified person) to ensure best practice in lithogeochemical sampling and analysis of the trench samples.  Samples are crushed at the ALS Chemex preparation lab in Lima, Peru to minus 80 mesh and pulverized to greater than 85% passing 200 mesh.

…more

The pulps are sent to ALS Chemex in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.  Samples are digested in an aqua regia acid digestion and are analyzed for 34 elements by ICP-AES.  Over-limit gold and silver analyses are further analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant joint ventures including the Liam Gold-Silver Project in Peru with Newmont, and the Boka Gold Project in China with Team 209.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company.  Actual results may differ materially from those currently anticipated in such statements.

For more information, please contact:

John G. Paterson, President or
Daniel G. Innes, VP, Exploration
Thomas W. Beattie, VP Corp. Dev.
Southwestern Resources Corp.
1650 - 701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-2525 / Fax (604) 688-5175
Web site: www.swgold.com
e-mail: info@swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

July 22, 2004

ITEM 3.

PRESS RELEASE

Issued July 22, 2004 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer announced today that it has contributed in excess of US$3 million to, and earned a 70% interest in, the Sino-Foreign Cooperative Company established to hold the Boka Gold Project.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:  Thomas W. Beattie, V.P., Corporate Development
Telephone:  (604) 669 2525

ITEM 9.

DATE OF REPORT

DATED at Vancouver, B.C., this 23rd day of July, 2004.

SOUTHWESTERN EARNS 70% INTEREST

IN THE BOKA GOLD PROJECT, CHINA

July 22, 2004

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) announced today that it has earned a 70% interest in the Boka Gold Project, China.

Southwestern has contributed in excess of US$3 million to, and earned a 70% interest in, the Sino-Foreign Cooperative Company established to hold the Boka Gold Project.  Southwestern intends to contribute a further US$1 million to the Cooperative Company within the next few months to earn a 90% interest in the Project through the Cooperative Company.  In addition, Southwestern has initiated an application to increase the Cooperative Company’s total investment from US$4 million to US$10 million.

Drilling continues on the Boka 1 South Gold Zone and assay results will be released when received.  Also, assays are pending from recently completed exploration trenching, tunneling and detailed sampling on the recently discovered Boka 7 Lower Zone.  There are five diamond drill rigs operating on the Boka Gold Project and the Company plans to add two additional drills. The exploration program is being carried out by John Zhang, General Manager of the Cooperative Company and John Paterson, President, of Southwestern (Member, AUSIMM and the qualified person for the Project).

Southwestern Resources Corp. is exploring in several countries for precious and base metals including the Boka Gold project in China and the Liam Gold-Silver Project in Peru.  The Company also has a number of other significant projects.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Thomas W. Beattie, VP, Corp. Dev.

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com